Mail Stop 3561						March 31, 2006

David Nunn, President
Fortune Oil & Gas, Inc.
305-1657 Martin Drive White Rock, British Columbia
Canada V4A-6E7

	Re: 	Fortune Oil & Gas, Inc.
		Form 10-SB
		Filed August 8, 2005
		File No. 0-51484

Dear Mr. Nunn:

We have completed our review of your Form 10-SB and related filings and have no further comments at this time.

Sincerely,



William Choi
Accounting Branch Chief




David Nunn, President
Fortune Oil & Gas, Inc.
February 24, 2006
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